Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 4
DATED MAY 2, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements) and Supplement No. 3 dated May 1, 2014. Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus.

MANAGEMENT

Our Directors and Executive Officers

The following supplements the discussion contained in the section of our prospectus captioned “MANAGEMENT – Our Directors and Executive Officers,” which begins on page 76 of our prospectus.

The following table sets forth information with respect to our directors and executive officers.

Name	Age*	Position
Daniel L. Goodwin	70	Director and Chairman of the Board
Lee A. Daniels	71	Independent Director
Stephen Davis	56	Independent Director
Gwen Henry	73	Independent Director
Mitchell A. Sabshon	61	Chief Executive Officer
JoAnn M. McGuinness	39	Director, President and Chief Operating Officer
Catherine L. Lynch	55	Chief Financial Officer
Roberta S. Matlin	69	Vice President
David Z. Lichterman	53	Vice President, Treasurer and Chief Accounting Officer
Cathleen M. Hrtanek	37	Secretary

*As of January 1, 2014

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Mitchell A. Sabshon has served as our chief executive officer since April 2014 and as a director of our Business Manager since November 2013. Mr. Sabshon is also currently the chief executive officer, president and a director of IREIC, positions he has held since late 2013. Mr. Sabshon has also served as a director of IPCC since September 2013. Prior to joining IREIC in August 2013, Mr. Sabshon served as executive vice president and chief operating officer of Cole Real Estate Investments, Inc. from November 2010 to June 2013. In this role, he was responsible for finance, asset management, property management, leasing and high yield portfolio management. He also worked on a broad range of initiatives across the Cole Real Estate Investments organization, including issues pertaining to corporate and portfolio strategy, product development and systems. Prior to joining Cole Real Estate Investments in November 2010, Mr. Sabshon served as managing partner and chief investment officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equityinvestors, from 2008 to 2010. Mr. Sabshon was a licensed person with The OBEX Group from April 2009 through November 2009. Mr. Sabshon served as chief investment officer and executive vice president of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008. Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including president and chief executive officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group. From 2002 to 2004, Mr. Sabshon was executive director of the U.S. Institutional Sales Group at Morgan Stanley. Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, including as senior vice president in the Real Estate Investment Banking Group. Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Corporate Finance and Real Estate Structured Finance groups of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Sabshon received his J.D. from Hofstra University School of Law and a B.A. from George Washington University.

Catherine L. Lynch has served as our chief financial officer since April 2014. Ms. Lynch joined Inland in 1989 and has been a director of The Inland Group since June 2012. She serves as the treasurer and secretary (since January 1995), the chief financial officer (since January 2011) and a director (since April 2011) of IREIC and as a director (since July 2000) and chief financial officer and secretary (since June 1995) of Inland Securities. She has served as a director of the IREIT business manager since August 2011. Ms. Lynch also has served as a director and treasurer of Inland Investment Advisors, Inc. since June 1995, as a director and treasurer of Inland Institutional Capital Partners, Inc. since May 2006, as treasurer of Inland Capital Markets Group, Inc. since January 2008 and as a director of Inland Private Capital Corporation since May 2012. Ms. Lynch worked for KPMG Peat Marwick LLP from 1980 to 1989. Ms. Lynch received her bachelor degree in accounting from Illinois State University in Normal. Ms. Lynch is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Ms. Lynch also is registered with FINRA as a financial operations principal.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 171 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 30, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	12,281,600.561	121,515,996	10,887,589	110,628,407

Shares sold pursuant to our distribution reinvestment plan:	134,389.791	1,276,703	-	1,276,703

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	12,435,990.352	122,992,699	10,887,589	112,105,110

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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